Exhibit 99.1
PRESS RELEASE
SIFY Reports U.S. GAAP Results for the Second Quarter ended 30th September 2006
Sify Q2 Net Profits grow to $ 1.49 Million
Compared to a Loss in Q2 2005
Revenues grow by 17.9% over same quarter last year
Chennai, India, Tuesday, October 17, 2006: Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated US GAAP results for the second quarter ended 30th September 2006.
Q2 2006-07 Performance Highlights:
•	Sify reported revenues of $ 30.1 million for the quarter ended 30th September 2006, 17.9% higher than the quarter ended 30th September 2005. The sequential growth in revenues over the previous quarter was 4.9%.

•	Gross margins for the quarter improved to 48.9 % from 43.8% the same quarter last year, and 47.3% in the previous quarter.

•	Sify’s net profit for the quarter under was $ 1.49 million compared to a net loss of $1.34 million in the same quarter of the previous fiscal year. The company reported net profits of $1.36 million in the previous quarter.

•	Sify’s cash profit, in Adjusted EBITDA terms, grew three fold from $ 1.18 million in the same quarter last year to $ 3.55 million for the current quarter. See below for a reconciliation of Adjusted EBITDA.

•	Sify ended the quarter with a cash balance of $ 50.39 million after capital expenditures of $ 1.76 million during the quarter.
Mr. Raju Vegesna, Board Chairman and MD&CEO, Sify Limited, said, “I am pleased to report that we are beginning to see the effects of the business analysis and structuring conducted during the first two quarters of this year in the form of improved margins and better cost management. I believe the full benefit of these changes will be more evident six to nine months from now as we move closer to realizing our vision of ensuring profitable growth through leveraging greater synergies across businesses. Our objective will be to continue to lead the market in our key lines of businesses, but we will also explore revenue growth opportunities and better cost management across businesses enabled by a more unified strategic approach. In fact, the primary focus of the team led by Mr CVS Suri, our new COO, will be precisely this task of accelerating growth profitably across businesses”.
Mr. Durgesh Mehta, Chief Financial Officer, Sify Limited, said, “I believe the last two quarters have set the stage for profitable growth with better management of bandwidth and other overheads costs. In fact EBITDA for the previous quarter included forex gains of $ 0.96 million as compared to $ 0.01 million in the current quarter. Adjusted EBITDA this quarter excluding forex gains has therefore improved from $ 3.06 to $ 3.54 million. The continued focus on synergies across businesses for better productivity and leveraging scale should also contribute towards this objective.”
Summarized Results (In $ million, all translated at $1 = Rs. 45.95)

			Quarter
Description	Quarter ended		ended	Year ended
	30-September		30-June	31-Mar
	2006	2005	2006	2006

Enterprise services	17.16	13.89	16.39	55.08
Access Media	10.59	9.94	10.13	39.48
Portals	1.52	0.89	1.43	3.90
Others	0.83	0.81	0.74	3.43

Sales revenue	30.10	25.53	28.69	101.89
Cost of Revenues	(15.37)	(14.36)	(15.13)	(55.16)
Selling, general and admin expenses	(11.59)	(10.72)	(11.04)	(42.48)
EBITDA share of affiliates	0.38	0.57	0.53	1.34
Other Expenses incl forex gain (loss)	0.02	0.16	0.97	0.68

Adjusted EBITDA (1)	3.55	1.18	4.02	6.26

Reconciliation items:
Depreciation & amortization	(2.67)	(2.51)	(3.21)	(10.37)
Below EBITDA share for Affiliates	(0.21)	(0.17)	(0.19)	(0.45)

Net interest	0.82	0.16	0.74	1.31

Net income / (loss)	1.49	(1.34)	1.36	(3.25)

Adjusted EBITDA $ /ADR	0.08	0.03	0.09	0.17
Net Income / (loss) $/ ADR	0.03	(0.04)	0.03	(0.09)

(1)	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, [impairment of intangible assets, and results involving discontinued operations or non- operating assets] [not sure any of this is in the calculation for the periods shown]. Please see “Non-GAAP Financial Information” below.
Note: the company reports the summarized results for every Quarter based on the exchange rates prevailing on the last day of the Quarter under review. The results presented above reflect results in Indian Rupees translated at $1= Rs 45.95. At the end of the quarter ended 30 June 2006 the rate at which the Rupee results were translated was $1= Rs 45.87

Enterprise Services:
Network Services: Key business wins in Network Services included VPN services for Calsoft, CTS Technologies, DE Shaw, Hindustan Times, Suzlon, TCIL, and UPL.
Hosting services: Significant wins include Royal Sundaram, Shriram Value Services and Uniworld Logistics and repeat orders from National Stock Exchange and State Bank of India. Sify’s third Data Centre in India in Bangalore after Mumbai and Chennai, set up in response to the rising demand for primary and disaster recovery centers and is on stream with new business, and more gains in the pipe line.
SifyAssure: Sify Assure was awarded the contract for Phase III of a Detailed Risk Assessment for a Carrier in the Middle East, based on the successful delivery of Phases I & II. The Client also awarded contracts for a Wireless Audit and a Strategic Review of their Information Assurance Policy.
A leading bank in the UAE awarded contracts for ISO 20000 Compliance and Data Centre Consulting based on the excellent results obtained from the BS 7799 exercise delivered by the Sify Assure team.
A breakthrough in Jordan was achieved with Sify Assure winning a Business Continuity and Disaster Recovery contract from a leading bank amidst stiff competition.
Initiatives taken during the past 3 quarters in the Basel II arena will continue as the deadline for Basel II compliance nears. Financial Institutions across India now recognize Sify Assure as a key player in the Basel II compliance space.
The significant wins were Tata motors, Oracle and Perfetti and consulting assignment with ILFS.
Application Services: Customers wins for customized web applications included Eastern Exports, NEG Micon, SAME Deutz-Fahr and Usha International. Document Management contracts were won from IPAN, Schenker Logistics and Tata TeleServices. A contract for conducting online examinations was won from the Institute of Chartered Accountants of India.
Safescrypt: The Digital Certificate business in India is expected to continue to grow rapidly due to the launch of the MCA21 initiative by the Ministry of Company Affairs mandating the signing authorities of companies, chartered accountants and company secretaries to digitally sign all documents. Engagements for such secure applications were received from GE Capital International services, Kingfisher Airlines and Oil India Ltd.
Access Media
iWay Cyber-Cafes: The iWay chain grew to 3,559 cafes (of which 34 are owned by Sify and the rest franchised) across 154 cities and towns.
     New initiatives to leverage our retail presence by offering e-commerce services to customers with cash payment saw progress. For example, Sify has signed an agreement with IRCTC, the railways agency for their e-commerce initiatives, to enable the booking of rail e-tickets against cash payment at iWays.
Internet telephony: The division is expanding its Internet telephony business into the high volume ITES sector and has signed up over 115 customers over the last few quarters. Intense competition from telcos is creating pricing pressure in the retail Internet telephony business, adversely impacting revenues from this segment.
Online Games: India’s first MMORPG game A3, launched by Sify, increased its registered user base to over 65,000 users with continued promotion of online games through the Game Dromes and iWays. Sify is also working with a leading online game publication to create awareness of online games to grow the market in India. A3 participated in mega youth events like the Skoar Gaming Expo at Bangalore and various college festivals to provide an opportunity to experience the MMORPG game.
Sify Broadband: Subscribers to Sify’s high speed Internet access to homes crossed 200,000 subscribers during the quarter.
Service offerings were rationalized according to user behaviour — for example, high bandwidth users are being offered more affordable night-time usage. The focus going forwards will be to provide added value to users and the bundled benefits of this approach are under development.
Sify subscribers can now renew their subscriptions through the iWays (cybercafés), and at some select other retail outlets for ease of renewal.
There are now around 1,900 Cable TV Operator franchisees in 97 cities & towns across the country.
Portals
SifyMax: Sify partnered with Zee Television during the quarter for auditions for their popular reality TV show, ‘Zee Cine Stars’, conducted from the 3,500 strong iWay cyber café chain. This eliminated the need for the physical presence of the TV channel, along with the investment and logistics involved, in conducting auditions across various towns and cities across the country.
MumbaiLive.in: In addition to compelling video content covering everything in Mumbai from news to fashion to Bollywood to the latest hangouts and the city’s party scene, new initiatives included live Darshan (a religious rite with blessings) from the famous Siddhivinayak Temple, and live video streaming of traffic on key arterial roads and junctions was added on.
MumbaiLive conducted India’s first ever Net Jockey hunt with an overwhelming response of over 400 contestants applying and submitting video auditions. The objective of becoming the city’s portal by involving its citizens is being furthered with the best Net Jockey being chosen by citizens based on the audition videos of the contestants on the MumbaiLive site.
During the quarter, Mumbai Live’s 24/7 traffic streaming enabled citizens to, for the first time, view processions of devotees proceeding for idol immersions during the Ganesh Chaturthi festival, and plan their own travel routes accordingly. An increase in traffic video downloads by 5 times the average clearly demonstrated that this convenience was widely used and appreciated.
In a similar promotion aimed at becoming the city’s home on the Web, BangaloreLive.in concluded its successful ‘Best home in Bangalore’ contest. In this event, homeowners uploaded videos of their homes for citizens to view and vote for in a first ever user generated content initiative of this kind.
Mobile content showed healthy growth during the quarter, with the sustained investments in marketing and in technology processes to deliver compelling content seamlessly across mobile platforms beginning to bear fruit. This is in keeping with our efforts to leverage the width and depth of Sify’s content by making it available to India’s fast growing mobile phone user base.
Earnings Conference Call:
In conjunction with the earning release, Sify will host a conference call at 12:00pm EDT hosted by Mr. Raju Vegesna, Chairman of the Board and Chief Executive Officer, Mr. Suri Venkat, Chief Operating Officer and Mr. Durgesh Mehta, Chief Financial Officer.
Interested parties may participate in the conference call by dialling 877-407-8031 (U.S. or Canada) or +1-201-689-8031 (international), which will also be simultaneously broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast.
The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialling 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 214202. Please allow for some time post conference call to access the archive of the Web cast.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 175 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Non-GAAP Financial Information
Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:
     All statements included or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward- looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof, and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended June 30, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Truc Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

91-44-2254 0770 Ext. 2013	646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com